EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT

This EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT (the “Agreement”) is made October 8, 2024 between Gladstone Alternative Income Fund, a Delaware statutory trust (the “Fund”), and Gladstone Management Corporation, a Delaware corporation (“Gladstone”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company that has elected to operate as an interval fund under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund will offer multiple classes of its common shares of beneficial interest (each such class, a “Class”);

WHEREAS, Gladstone is the Fund’s investment adviser; and

WHEREAS, the Fund and Gladstone have determined that it is appropriate and in the best interests of the Fund to endeavor to ensure that no portion of distributions made to the Fund’s shareholders shall exceed Available Operating Funds (as defined below).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1	Gladstone Expense Payments to the Fund

1.1  Gladstone shall reimburse the Fund’s initial organizational and offering expenses and, commencing with the first quarter end following the date on which the Fund’s registration statement on Form N-2 (File No. 333-280771) is declared effective by the Securities and Exchange Commission and continuing through the end of the last quarter to fall in whole or in part during the term of this Agreement, Gladstone shall also reimburse the Operating Expenses (as defined below) of each Class to the extent that aggregate distributions made to the shareholders of such Class during the applicable quarter (or the portion thereof that falls within the term of this Agreement) exceed Available Operating Funds (as defined below). Additionally, during the term of this Agreement, Gladstone may reimburse the Operating Expenses of the Fund or any Class to the extent that it otherwise deems appropriate in order to ensure that the Fund or a Class bears an appropriate level of expenses. Any payments to be made by Gladstone pursuant to this Section 1.1 shall be referred to herein as an “Expense Payment.”

1.2  For purposes of this Agreement, “Available Operating Funds” means the sum attributable to the applicable Class of (i) the Fund’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses), and (iii) dividends and other distributions paid to or otherwise earned by the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

1.3  Gladstone’s obligation to make an Expense Payment shall automatically become a liability of Gladstone and the right to such Expense Payment shall be an asset of the Fund no later than the last business day of the applicable calendar quarter. The Expense Payment for any calendar quarter shall, as promptly as possible, be: (i) paid by Gladstone to the Fund in any combination of cash or other immediately available funds, and/or (ii) offset against amounts due from the Fund to Gladstone.

2	Reimbursement of Expense Payments by the Fund

2.1  Following any calendar quarter in which Available Operating Funds exceed the cumulative distributions declared to shareholders of a specified Class in respect of such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay as an expense of the applicable Class such Excess Operating Funds, or a portion thereof, in accordance with Section 2.2, to Gladstone or accrue such Excess Operating Funds as a liability of the applicable Class until such time as all Expense Payments made by Gladstone to such Class within three years from the date on which such Expense Payments were made. Any payments required to be made by the Fund pursuant to this Section 2.1 shall be referred to herein as a “Reimbursement Payment.”

2.2  In no event shall a Reimbursement Payment be payable by the Fund with respect to any Class for any quarter unless and to the extent that such Reimbursement Payment (together with any other Reimbursement Payments made during the fiscal year) does not cause Other Fund Operating Expenses attributable to such Class (as defined below) (on an annualized basis and net of any Expense Payments received by the Fund with respect to such Class during such fiscal year) during the applicable quarter to exceed the percentage of the average net assets of the Class attributable to common shares represented by Other Fund Operating Expenses (on an annualized basis) during the quarter in which such expense support payment from Gladstone was made.

2.3 Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment shall be made if such Reimbursement Payment would cause the Fund to breach any other expense cap in place at the time of such Reimbursement Payment.

2.4  Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment shall be made if the Effective Rate of Distributions Per Share declared by the Fund for the applicable Class at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share for such Class at the time the Expense Payment was made to which such Reimbursement Payment relates. For purposes of the Agreement, “Effective Rate of Distributions Per Share” means the actual declared distribution rate per share exclusive of return of capital and distribution rate reductions due to distribution and shareholder fees, if any.

2.5  The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the applicable Class and the right to such Reimbursement Payment shall be an asset of Gladstone no later than the last business day of the applicable calendar quarter. The Reimbursement Payment for any calendar quarter shall, as promptly as possible, be paid by the Fund to Gladstone in any combination of cash or other immediately available funds. Any Reimbursement Payments shall be deemed to have reimbursed Gladstone for Expense Payments in chronological order beginning with the oldest Expense Payment eligible for reimbursement under this Section 2.

2.6  For the purposes of this Agreement, “Other Fund Operating Expenses” means the Fund’s total Operating Expenses allocable to the applicable Class (as defined below), excluding the management and incentive fees, offering expenses, financing fees and costs, interest expense, distribution fees, shareholder servicing fees and extraordinary expenses. “Operating Expenses” means all operating costs and expenses incurred by the Fund, as determined in accordance with generally accepted accounting principles for investment companies.

3	Effective Date; Termination; Survival

3.1  Effective Date. This Agreement shall become effective as of the date first written above.

3.2  Termination.

(i)  This Agreement shall remain in effect for one year from the date on which the Fund’s registration statement on Form N-2 (File No. 333-280771) is declared effective by the Securities and Exchange Commission (the “Effective Period”), unless earlier terminated by the Fund’s Board of Trustees (the “Board”) upon written notice to Gladstone. This Agreement may be renewed by the mutual agreement of Gladstone and the Fund for successive terms (each, an “Additional Term”). Unless so renewed, this Agreement shall terminate automatically at the end of the Effective Period or Additional Term, as applicable.

(ii)  This Agreement shall automatically terminate in the event of (a) the termination by the Fund of the investment advisory agreement between the Fund and Gladstone, or (b) the Board making a determination to dissolve, merge, or liquidate the Fund.

(iii)  Notwithstanding anything contrary set forth in this Agreement, if this Agreement terminates automatically pursuant to Section 3.2(ii) above, or, following a termination of this Agreement pursuant to Section 3.2(i), an event described in Section 3.2(ii) occurs, the Fund agrees to pay Gladstone an amount equal to all Expense Payments paid by Gladstone to the Fund within three years prior to the date of such termination pursuant to Section 3.2(ii) or the occurrence of such event, as applicable, and that have not been previously reimbursed by the Fund to Gladstone. Such repayment shall be made to Gladstone no later than 30 days after such date of termination or the date of such event, as applicable.

3.3  Survival. Sections 1, 3 and 4 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Fund to Gladstone.

4	Miscellaneous.

4.1  Captions. The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

4.2  Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

4.3  Interpretation. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is regulated as a registered management investment company under the 1940 Act, this Agreement shall also be construed in accordance with the provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware, or any provisions herein, conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration and Agreement of Trust and/or its By-Laws, as each may amended or restated, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

4.4  Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

4.5  Amendments and Counterparts. This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Gladstone Alternative Income Fund

By:	/s/ John Sateri
Name:	John Sateri
Title:	President

Gladstone Management Corporation

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer